## Contact

www.linkedin.com/in/michael-parker-3b8235319 (LinkedIn)

## Honors-Awards

Most Innovative Software for Small Farms

## Publications

Farmer's Guide to Direct Sales Software Platforms

# Michael Parker

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Cooperstown, New York, United States

## Experience

### Farm Generations Cooperative

Chief Operating Officer

2020 - Present (5 years)

### Sleeping Lion Farm

Owner and Operator

2020 - Present (5 years)

Cooperstown, New York, United States

### Massachusetts Department of Agricultural Resources

Program Coordinator

2019 - 2022 (3 years)

### National Young Farmers Coalition

Land Access Associate

2017 - 2021 (4 years)

## Education

### Syracuse University College of Law

Doctor of Law · (2024 - 2027)

### Georgetown University

Bachelor of Science, Business Administration and Management, General · (2006 - 2010)